UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.     )*

TOFUTTI BRANDS INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

88906B105

(CUSIP Number)

December 15, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 88906B105	Schedule 13G

1.	Name of Reporting Persons / I.R.S. Identification Nos. Of Persons (Entities Only) A-6684 Ltd. / I.R.S. Identification No. Not Applicable
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 134,000
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 134,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 134,000
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 2.60%
12.	Type of Reporting Person (see instructions) CO;HC

CUSIP No. 88906B105	Schedule 13G

1.	Name of Reporting Persons / I.R.S. Identification Nos. Of Persons (Entities Only) A-6684 Capital Ltd. / I.R.S. Identification No. Not Applicable
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 44,500
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 44,500

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 44,500
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 0.86%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 88906B105	Schedule 13G

1.	Name of Reporting Persons / I.R.S. Identification Nos. Of Persons (Entities Only) Holland Moran Ltd. / I.R.S. Identification No. Not Applicable
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 81,100
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 81,100

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 81,100
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.57%
12.	Type of Reporting Person (see instructions) CO

CUSIP No. 88906B105	Schedule 13G

1.	Name of Reporting Persons / I.R.S. Identification Nos. Of Persons (Entities Only) Mordechai Rapaport
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power
	6.	Shared Voting Power 259,600
	7.	Sole Dispositive Power
	8.	Shared Dispositive Power 259,600

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 259,600
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 5.03%
12.	Type of Reporting Person (see instructions) IN; HC

Item 1.

(a) Name of Issuer: The name of the issuer is Tofutti Brands Inc. (the “Issuer”).

(b) Address of Issuer’s Principal Executive Offices: The Issuer is a corporation organized under the laws of Delaware with principal executive offices at 50 Jackson Drive, Cranford, New Jersey 07016.

Item 2.

(a) Name of Person Filing: The names of the person filing are:

(i) A-6684 Ltd. (“A-6684”) is the sole owner of Holland.

(ii) A-6684 Capital Ltd. (“A-6684 Capital”).

(iii) Holland Moran Ltd. (“Holland”).

(iv) Mordechai Rapaport (“Mr. Rapaport”) is the sole owner of A-6684 Capital and, through various investment vehicles controls, A-6884 and Holland.

(b) Address of Principal Business Office, or if None, Residence:

(i) The principal executive office of A-6684 is Mikha 24, Tel Aviv, 6311130 Israel.

(ii) The principal executive office of A-6684 Capital is Mikha 24, Tel Aviv, 6311130 Israel.

(iii) The principal executive office of Holland is Avraham Giron 15, Yehud-Monosson, 5621729 Israel.

(iv) The principal executive office of Mr. Rapaport is Mikha 24, Tel Aviv, 6311130 Israel.

(c) Citizenship:

(i) A-6684 was organized in Israel.

(ii) A-6684 Capital was organized in Israel.

(iii) Holland was organized in Israel.

(iv) Mr. Rapaport is a United States citizen.

(d) Title of Class of Securities: The title of the class of securities is Common Stock, par value $0.01 per share (the “Common Stock”).

(e) CUSIP Number: The CUSIP number for the Common Stock is 88906B105.

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) ☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) ☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) ☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e) ☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) ☐ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4. Ownership

(a) Amount beneficially owned:

(i) Mr. Rapaport beneficially owns 259,600 shares of Common Stock through the companies that he controls as set forth in the Item 4(a) (ii) through (iv) below. The percentages used herein and in the rest of this Schedule 13G are calculated based upon the 5,153,706 shares of Common Stock issued and outstanding as reported in the Issuer’s Form 10-Q filed with the U.S. Securities and Exchange Commission on November 14, 2023.

(ii) A-6684 owns 134,000 shares of Common Stock.

(iii) A-6684 Capital owns 44,500 shares of Common Stock.

(iv) Holland owns 81,100 shares of Common Stock.

(b) Percent of class:

(i) For Mr. Rapaport: 5.03%.

(ii) For A-6684: 2.60%.

(iii) For A-6684 Capital: 0.86%.

(iv) For Holland: 1.57%.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

(A) For Mr. Rapaport: 0 shares of Common Stock.

(B) For A-6684: 0 shares of Common Stock.

(C) For A-6684 Capital: 0 shares of Common Stock.

(D) For Holland: 0 shares of Common Stock.

(ii) Shared power to vote or to direct the vote:

(A) For Mr. Rapaport: 259,600 shares of Common Stock.

(B) For A-6684: 134,000 shares of Common Stock.

(C) For A-6684 Capital: 44,500 shares of Common Stock.

(D) For Holland: 81,100 shares of Common Stock.

(iii) Sole power to dispose or to direct the disposition:

(A) For Mr. Rapaport: 0 shares of Common Stock.

(B) For A-6684: 0 shares of Common Stock.

(C) For A-6684 Capital: 0 shares of Common Stock.

(D) For Holland: 0 shares of Common Stock.

(iv) Shared power to dispose or to direct the disposition:

(A) For Mr. Rapaport: 259,600 shares of Common Stock.

(B) For A-6684: 134,000 shares of Common Stock.

(C) For A-6684 Capital: 44,500 shares of Common Stock.

(D) For Holland: 81,100 shares of Common Stock.

Item 5. Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☐.

Item 6. Ownership of More than 5 Percent on Behalf of Another Person.

Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, the securities reported herein.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

See Exhibit A attached..

Item 8. Identification and Classification of Members of the Group

The members of the group are A-6684, A-6684 Capital, Holland Moran and Mr. Rapaport.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certifications

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under §240.14a–11.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 27, 2023

By:	/s/ Mordechai Rapaport
Mordechai Rapaport

A-6684 Ltd.

By:	/s/ Mordechai Rapaport
Mordechai Rapaport
Chairman & CEO

A-6684 Capital Ltd.

By:	/s/ Mordechai Rapaport
Mordechai Rapaport
Sole Owner and CEO

Holland Moran Ltd.

By:	/s/ Mordechai Rapaport
Mordechai Rapaport
Chairman

EXHIBIT INDEX

Exhibit A:	Identification of Relevant Subsidiary

Exhibit 99.1:	Joint Filing Agreement, dated December 27, 2023 by and among Mr. Mordechai Rapaport, A-6684 Ltd., Holland Moran Ltd. and A-6684 Capital Ltd.

EXHIBIT A

Identification of Relevant Subsidiary

A-6684 Ltd. is the parent holding company of, and holds 100% of the equity interests in, Holland Moran Ltd. Both entities are companies organized under the laws of Israel.